EXHIBIT 99.1

New Found Gold to Participate in Upcoming North American Conferences, Including the 4th Annual Canaccord Genuity Global Metals and Mining Conference and Grants Stock Options

Vancouver, BC, May 13, 2025 - New Found Gold Corp. (“New Found Gold” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the Company will be participating in several conferences over the next month, including the 4th annual Canaccord Genuity Global Metals and Mining Conference (“Canaccord Genuity Conference”).

Canaccord Genuity Conference

Keith Boyle, CEO, and Fiona Childe, VP Communications and Corporate Development, will be attending the prestigious Canaccord Genuity Conference in Henderson, NV, from May 20 to 22, 2025, to participate in one-on-one meetings with existing shareholders and new investors. As part of the Canaccord Genuity Conference programming, Mr. Boyle will be participating in the Advanced Exploration/Early-Stage Developers Panel at 10:45 am on May 22, 2025, in Casablanca Ballroom F/G.

Central MinEx Conference

Keith Boyle, CEO, Melissa Render, President, and Jared Saunders, VP Sustainability, will be attending the 3rd annual Central MinEx Conference (“MinEx”) in Gander, NL, from May 13 to 15, 2025. Mr. Boyle will be presenting at the Public Information Session and Career Fair: Exploration and Development Activities Update taking place on Tuesday, May 13 from 6 to 9 pm. Ms. Render will be presenting during the session: Exploring for Gold and Other Metals on Wednesday, May 14 at 1:45 pm. Dr. Saunders will be participating in the Panel Discussion: Social Licence to Operate Through Community Engagement on Wednesday, May 14 at 10:00 am. The Company is pleased to be a Patron Level Sponsor of MinEx.

THE Mining Investment Event

Keith Boyle, CEO, and Fiona Childe, VP Communications and Corporate Development, will be attending THE Mining Investment Event in Quebec City, QC, from June 3 to 5, 2025, to participate in one-on-one meetings with existing shareholders and new investors. As part of the THE Mining Investment Event programming, Mr. Boyle will be giving a presentation on June 3, 2025 at 1:15 pm and participating in the Newfoundland and Labrador Spotlight panel discussion on June 5, 2025 at 11:45 am. The Company will be showcasing drill core from its 100%-owned Queensway Gold Project (“Queensway” or the “Project”) in Newfoundland and Labrador, Canada at the Sponsors Gala Coreshack and Casino Networking EVENT on June 3, 2025 and the Sponsors Gala Cocktails and Coreshack Networking EVENT on June 4, 2025.

Grant of Stock Options

The Company announces it has granted incentive stock options to certain directors and officers of New Found Gold to acquire an aggregate of 3,770,000 common shares in the capital of the Company at an exercise price of $1.67 (the “Options”) in accordance with the Company’s 10% rolling incentive stock option plan. The Options are exercisable for a five-year term expiring May 13, 2030, and fully vest over periods of between 13 and 33 months.

About New Found Gold

New Found Gold holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed an initial mineral resource estimate at Queensway (see New Found Gold news release dated March 24, 2025). A fully funded preliminary economic assessment is underway, with completion scheduled for late Q2/25.

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,600 hectare project that covers a 110 km strike extent along two prospective fault zones.

New Found Gold has a new management team in place, a solid shareholder base, which includes an 19% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Keith Boyle

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at

https://www.linkedin.com/company/newfound-gold-corp

https://x.com/newfoundgold

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the Company’s involvement in certain conferences, the grant of stock options, exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; the interpretation of the results and benefits of the drilling program; future drilling and the timing and expected benefits thereof; the initial resource estimate; a preliminary economic assessment and the expected funding, timing and benefits thereof; assay results; the interpretation of drilling and assay results, the extent of mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the focus and timing of same; the merits of the Queensway Project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete the preliminary economic assessment, the results and timing of the preliminary economic assessment, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.